Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated October 29, 2009, pertaining to the Chart Industries, Inc. 2009 Omnibus Equity Plan for the registration of 1,250,000 shares of common stock with a par value of $.01 per share, of Chart Industries, Inc. of our reports dated February 23, 2009, with respect to the consolidated financial statements of Chart Industries, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting of Chart Industries, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

October 29, 2009